Form 10-K, Exhibit 13
period 1998-12-31
CITIZENS BANCORP/OR
filed 1999-03-29
CIK 1048575

                                      1998

                         CITIZEN BANCORP ANNUAL REPORT

Citizens Bank, the wholly-owned subsidiary of Citizens Bancorp, is a trusted strategic partner to the businesses, farmers, individuals and professionals who make up the economic backbone of Oregon's burgeoning and rapidly diversifying Mid-Willamette Valley. Citizens Bank believes in neighbor helping neighbor, so the money our local customers deposit is the money we lend to other local customers. The Bank supports the long-term success and prosperity of its customers with flexible general banking services, as well as financial help in the form of commercial, agricultural, real estate, and consumer loans. With an administrative office in Corvallis and branches in Albany, Corvallis, Junction City, Philomath, Veneta and McMinnville (opening Spring 1999), Citizens Bank serves Benton, Lane, Linn, and Yamhill Counties.

                                    CONTENTS


A Message from the President                                                   3
A Message from the Chairman                                                    5
Community Involvement                                                         6-7
The Executive Team                                                             8
The Board of Directors                                                         9
Financial Highlights                                                          10
Consolidated Balance Sheets                                                   11
Consolidated Statements of Income                                             12
Consolidated Statements of Shareholders' Equity                               13
Consolidated Statements of Cash Flows                                         14
Notes to the Financials                                                    15-23
Accountant's Report                                                           23
Selected Financial Data                                                       24
Dividends & Market Price of Common Stock                                      25
Management's Discussion & Analysis                                         26-31
Corporate Information                                                         32

                                  [PHOTOGRAPH]

                            harvesting near Tangent

A MESSAGE FROM THE PRESIDENT AND CHIEF EXECUTIVE OFFICER

Nineteen ninety-eight was an exceptionally positive year for Citizens Bancorp and its subsidiary Citizens Bank. Net income increased to $.99 per share. Assets reached $233,978,000, a 16.9% increase over December 31, 1997. Our return on average assets (ROAA) for 1998 was 1.83%, and our return on average shareholder equity (ROAE) was 17.64%. These are all record financial performance results.

   I am very proud of these results because they indicate that the corporate culture we introduced three years ago is working. Our employees understand the mission of this organization, and they see themselves actively engaged in contributing to the success of Citizens Bank. They are clearly focused on our goals and objectives, and they are committed to continuous improvement in every aspect of management.

   As competition increases and positive net returns become more difficult to generate, banks must find ways to differentiate themselves from other players in the marketplace. I believe the answer for Citizens Bank is its unique corporate culture. People can accomplish extraordinary things if they are uncommonly committed, if they work as a team, if they share positive attitudes about problem solving and about change, and if they share core values that distinguish them as honest, fair and caring.

   Citizens Bank is better prepared than most to meet future challenges because of the strengths of our corporate culture and the company's overall financial condition. Although we embrace change as a value, one thing that remains constant is our focus on safety and soundness, and our dedication to protecting the interest of our shareholders.

   As we start into the New Year, I extend personal thanks to each shareholder, employee and customer for supporting the goals of Citizens Bancorp. Working together, we can experience another excellent year in 1999.

                             Respectfully yours,

                             /s/ WILLIAM V. HUMPHREYS

                             William V. Humphreys
                             President and CEO

                                  [PHOTOGRAPH]

                             covered bridge in Scio

A MESSAGE FROM THE CHAIRMAN

Without doubt, it becomes more difficult each year to write this message for the Annual Report. I always wait for a sunny day to inspire me because I feel challenged to convey the same good news in a different new way. In each of the past seven years, we have reported increased growth in assets, deposits, earnings and stockholders value. Year after year we have broken records -- repeatedly. This year, 1998, follows the same pattern. It was one more outstanding year in our ongoing series of successes.

   Success like this comes not by accident. It is accomplished by the Citizens Bank Management Team and our loyal, hardworking employees. Each member of the Citizens Bancorp and Citizens Bank Team is working harder and smarter to prepare for the next century of continued community banking prosperity.

   The Board of Directors strives to represent the best interests of our stockholders. As of January 1, 1999 we have 774 shareholders, and 60% of them are enrolled in our Dividend Reinvestment Plan. We appreciate this shareholder confidence in our management and in the continued success of the Bank.

   New Board member Duane Sorensen, who has been with Corvallis Disposal for many years, replaced retiring Larry Hunter in early 1998. Duane has added new experience and foresight to our Citizens Bancorp and Citizens Bank Boards.

   Please come to our Annual Stockholders Meeting on April 20, 1999 at 7:00 p.m. in the main office lobby. I will make my usual long speech and hope to see all of you there nonetheless.

                                      Respectfully,


                                      /s/ GENE N. THOMPSON

                                      Gene N. Thompson
                                      Chairman of the Board

COMMUNITY INVOLVEMENT

The newspaper headline read, "Bank Volunteers Staff Desk at Senior Center," but the accompanying story was just one among dozens of examples of Citizens Bank employees rolling up their sleeves and getting involved in their local communities.

   When the Veneta branch of Citizens Bank answered a plea for help from the Tony Garcia Community Center, they were just doing what comes naturally. The staff filled in for an outreach worker who needed a much deserved vacation. In her absence, Citizens Bank tellers helped seniors apply for a broad range of help, such as energy assistance and Meals On Wheels. "As a community bank, we're always trying to become more involved in local projects, and this was a unique way of helping," explains Frankie Hiatt, bank operations manager for Veneta. "Our success as a community bank is linked directly to the overall health of the communities we serve."

   From senior management to entry-level staff, the people of Citizens Bank embrace this spirit of community banking. They work hard to make their communities better places to live, work and play. They do it because their customers are more than just account numbers or business relationships. They do it because their customers are friends and neighbors.


[PHOTOGRAPH]
Benton County
Courthouse in
Corvallis.

Steve Terjeson, Albany Branch Manager, helps children at Takena Elementary School build strong math skills.

[PHOTOGRAPH]


   You'll find Citizens Bank employees volunteering time and resources helping to educate our future leaders. In Albany, many work with the Business/School Partnership so children at Takena Elementary School can learn the importance of developing strong math skills. Others are helping raise over $5 million for the Benton County Foundation or volunteering time in support of SMART, a program geared to making children better readers. We're involved in raising funds for Linn-Benton Community College and offering college scholarships to graduating seniors. One member of our team even teaches at the OSU Professional Management Institute.

   But besides education and senior services, employees help serve in programs geared to the arts, healthcare, low income housing, youth programs, and area chambers of commerce. From serving on the State of Oregon Economic Development Council and the OSU Presidents Roundtable, to the Community Outreach Foundation and the S.A.N.T.A. Project. From Food for Lane County to the Corvallis Neighborhood Housing Services. Through the American Cancer Society, American Red Cross, and United Way, we're helping to make the Mid-Willamette Valley a place we can all participate in and be proud of.

   Good Business. Good Friends. At Citizens Bank, these words are more than a marketing slogan, they're a way of life.

THE EXECUTIVE TEAM

In the three years since Citizens Bank adopted a new corporate culture, the positive benefits have been reflected in our consistently outstanding performance. Citizens Bank is among the strongest community banking institutions in the Northwest. Our Executive Team is instrumental in supporting and nurturing the corporate culture that continues to fuel our success into the next century.

   The committed individuals who make up the Executive Team lead by example and empower employees to call on them as a resource. Consequently, change is embraced, not feared, and it is driven from the bottom up. Problems are viewed as opportunities. Every employee plays an important role, working as a team to define objectives, resolve conflicts and build consensus.

   The Executive Team manifests our core values on a daily basis: honesty and integrity in personal behavior, fairness to employees and customers, the highest degree of professional- ism,personal growth and continuous improvement.





                                  [PHOTOGRAPH]


From left to right: Scott Zimbrick, Lark Wysham, Bill Hubel, Dan Wybenga and William Humphreys.

SCOTT M. ZIMBRICK, Senior Vice President and Manager. Citizens' marketer, Scott communicates our business messages to customers and prospects. He brings new products to the marketplace and creates awareness of the Bank's range of products and services, building the Citizens Bank brand.

LARK WYSHAM, Senior Vice President and Chief Financial Officer. Lark serves as our "numbers person." But her strength lies in the ability to give numbers real meaning, providing an understanding of where they come from and what they indicate. She devotes herself to the bottom line, serving as a gatekeeper of the Bank's financial performance.

BILL HUBEL, Senior Vice President and Chief Operating Officer. Responsible for all branch operations, Bill is also our Y2K point man. He oversees the Y2K readiness activities of Citizens Bank and strives for tighter operational efficiencies. He is uncompromising in his quest for operational soundness.

DAN WYBENGA, Executive Vice President of Loan Administration. As our chief lending officer, Dan possesses an unfailing instinct for spotting opportunity. With a reputation for being tirelessly thorough, he focuses a sharp eye on the details, building a strong and diverse loan portfolio.

WILLIAM V. HUMPHREYS, President and Chief Executive Officer. With a gentle hand on the rudder, Bill serves as Executive Team facilitator. His intuitive understanding of community banking, visionary mentoring, nurturing and empowering style cast him as a key figure in Citizens Bank's financial performance.

THE BOARD OF DIRECTORS

DUANE L. SORENSEN, President of Waste Control Systems, Inc., a solid waste management company, Corvallis, Oregon.

JOHN TRUAX, President of Truax Corporation, a distributor of petroleum products, Corvallis, Oregon.

JAMES E. RICHARDS, general manager of Fisher Implement Company, a farm implement distributor, Albany, Oregon.

WILLIAM V. HUMPHREYS, President and Chief Executive Officer of Citizens Bancorp and Citizens Bank, Corvallis, Oregon.

GENE N. THOMPSON, co-owner and operator of Thompson Timber Company, Corvallis, Oregon.

SCOTT A. FEWEL, attorney in private practice in the law firm of Scott A. Fewel, Corvallis, Oregon.

JOCK GIBSON, President of Lochmead Dairy, Inc., a dairy food processing company, and the Vice President of Dari Mart Stores, a retail grocery, Junction City, Oregon.

ROSETTA C. VENELL, secretary-treasurer of Venell Farms, Inc., Venell Pellets, Inc. and Mid-Valley Agricultural Products, Inc., Corvallis, Oregon.


                                  [PHOTOGRAPH]

From top, left to right: Duane Sorensen, John Truax, James Richards,
William Humphreys, Gene Thompson, Scott Fewel, Jock Gibson and Rosetta Venell.

FINANCIAL HIGHLIGHTS


                              1998           1997           1996           1995           1994
==============================================================================================
Total Assets              $233,978       $200,117       $191,887       $162,907       $155,600
Total Deposits            $188,235       $161,700       $161,834       $138,694       $134,924
Total Loans (net)         $130,707       $120,269       $114,648       $100,715        $89,396
Shareholders' Equity       $22,585        $19,411        $16,805        $14,269        $12,274
For The Year:

Net Income                  $3,840         $3,341         $3,138         $2,659         $2,208
Income Per Share               .99            .87            .83            .72            .61



                  TOTAL ASSETS (in thousands)

  1994         1995           1996          1997          1998
$155,600    $162,907        $191,887      $200,117      $233,978




                  TOTAL LOANS (in thousands)

  1994         1995           1996          1997          1998
$89,396     $100,715        $114,648      $120,269      $130,707


                  NET INCOME (in thousands)

  1994         1995           1996          1997          1998
$2,208       $2,659          $3,138        $3,341        $3,840




                  TOTAL DEPOSITS (in thousands)

  1994         1995           1996          1997          1998
$134,924    $138,694        $161,834      $161,700      $188,235



                  SHAREHOLDERS' EQUITY (in thousands)

  1994         1995           1996          1997          1998
$12,274     $14,269         $16,805        $19,141       $22,585

CONSOLIDATED BALANCE SHEETS
Citizens Bancorp and Subsidiary, December 31, 1998 and 1997.




ASSETS

(Dollars in thousands)

                                                                                       1998            1997
Cash and due from banks                                                            $ 12,771        $  9,268
Interest bearing deposits in banks                                                   23,406          15,299
Federal funds sold                                                                       --           2,800
Securities available for sale                                                        50,855          36,258
Securities held to maturity                                                           9,733           9,983
Loans                                                                               132,126         121,470
Allowance for credit losses                                                           1,419           1,201
NET LOANS                                                                           130,707         120,269
Premises and equipment                                                                3,435           2,756
Foreclosed real estate                                                                   --             240
Accrued interest receivable                                                           1,853           1,667
Other assets                                                                          1,218           1,577
TOTAL ASSETS                                                                       $233,978        $200,117

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
Deposits:

   Demand                                                                          $ 42,025        $ 35,683
   Savings and interest-bearing demand                                               81,015          70,562
   Time                                                                              65,195          55,455
TOTAL DEPOSITS                                                                      188,235         161,700
Short-term borrowings (repurchase agreements)                                        16,644          16,900
Long-term borrowings                                                                  4,211              --
Accrued interest payable                                                                227             200
Other liabilities                                                                     2,076           1,906
TOTAL LIABILITIES                                                                   211,393         180,706

SHAREHOLDERS' EQUITY
Common stock (no par value); authorized 5,000,000 shares;
   issued and outstanding: 1998 - 3,891,137 shares; 1997 - 1,922,321 shares          16,069          15,517
Retained earnings                                                                     6,271           3,832
Accumulated other comprehensive income                                                  245              62
TOTAL SHAREHOLDERS' EQUITY                                                           22,585          19,411
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                         $233,978        $200,117



See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
Citizens Bancorp and Subsidiary, December 31, 1998 and 1997.


                                                                           Years Ended December 31
(Dollars in thousands, except per share amounts)                   1998              1997              1996

INTEREST INCOME
Loans                                                        $   13,167        $   11,992        $   10,625
Federal funds sold and deposits in banks                            843               557               464
Securities available for sale                                     2,578             1,811             1,323
Securities held to maturity:

   Taxable                                                          115               574               992
   Tax-exempt                                                       244               218               300
TOTAL INTEREST INCOME                                            16,947            15,152            13,704

INTEREST EXPENSE

Deposits                                                          5,186             4,775             4,596
Other borrowings                                                    731               511               438
TOTAL INTEREST EXPENSE                                            5,917             5,286             5,034
NET INTEREST INCOME                                              11,030             9,866             8,670
PROVISION FOR CREDITLOSSES                                          236               165               135
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES            10,794             9,701             8,535

NON-INTEREST INCOME

Service charges on deposit accounts                                 934               820               691
Gains on sales of securities available for sale                      20                 1                12
BankCard income                                                     797               610               503
Other non-interest income                                           475               426               363
TOTAL NON-INTEREST INCOME                                         2,226             1,857             1,569

NON-INTEREST EXPENSE

Salaries                                                          2,736             2,304             2,081
Employee benefits                                                   998               851               670
Occupancy                                                           555               511               502
Furniture and equipment                                             529               471               438
BankCard expense                                                    673               481               391
Office supplies                                                     179               182               151
Other non-interest expense                                        1,483             1,394             1,073
TOTAL NON-INTEREST EXPENSE                                        7,153             6,194             5,306
Income before income taxes                                        5,867             5,364             4,798

INCOME TAXES                                                      2,027             2,023             1,660
Net income                                                   $    3,840        $    3,341        $    3,138
EARNINGS PER SHARE DATA
   Basic earning per share                                   $      .99        $      .87        $      .83
AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                   3,889,607         3,844,642         3,776,578



See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Citizens Bancorp and Subsidiary, December 31, 1998 and 1997.


                                                                                                  Accumulated
                                                         Common Stock                                   Other
                                                                                  Retained      Comprehensive
(Dollars in thousands)                             Shares           Amount         Earnings            Income            Total

BALANCE AT DECEMBER 31, 1995                      880,749        $   9,884        $   4,377         $       9        $  14,270
COMPREHENSIVE INCOME:
Net income                                             --               --            3,138                --            3,138
Other comprehensive income, net of tax:
   Unrealized gain on securities, net of
     reclassification adjustment                       --               --               --                19               19
COMPREHENSIVE INCOME                                   --               --            3,138                19            3,157
Transfer from retained earnings                        --            3,000           (3,000)               --               --
Two-for-one stock split                           899,199               --               --                --               --
Cash dividend reinvestment
   ($24.80 per share)                              18,449              457               --                --              457
Cash dividends declared
   ($.60 per share)                                    --               --           (1,079)               --           (1,079)

BALANCE AT DECEMBER 31, 1996                    1,798,397        $  13,341        $   3,436         $      28        $  16,805
COMPREHENSIVE INCOME:
Net income                                             --               --            3,341                --            3,341
Other comprehensive income, net of tax:
   Unrealized gain on securities, net of
     reclassification adjustment                       --               --               --                34               34
COMPREHENSIVE INCOME                                   --               --            3,341                34            3,375
Prior period adjustment                                --               --                9                --                9
5% stock dividend                                  91,539            1,648           (1,648)               --               --
Cash dividend reinvestment
   ($16.31 per share)                              32,385              528               --                --              528
Cash dividends declared
   ($.68 per share)                                    --               --           (1,306)               --           (1,306)

BALANCE AT DECEMBER 31, 1997                    1,922,321        $  15,517        $   3,832         $      62        $  19,411
COMPREHENSIVE INCOME:
Net income                                             --               --            3,840                --            3,840
Other comprehensive income, net of tax:
   Unrealized gain on securities, net of
     reclassification adjustment                       --               --               --               183              183
COMPREHENSIVE INCOME                                   --               --            3,840               183            4,023
Two-for-one stock split                         1,945,569               --               --                --               --
Cash dividend reinvestment
   ($23.76 per share)                              23,247              552               --                --              552
Cash dividends declared
   ($.36 per share)                                    --               --           (1,401)               --           (1,401)
BALANCE AT DECEMBER 31, 1998                    3,891,137        $  16,069        $   6,271         $     245        $  22,585



See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Citizens Bancorp and Subsidiary, December 31, 1998 and 1997.


                                                                          Years Ended December 31
(Dollars in thousands)                                               1998            1997              1996

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                       $  3,840         $  3,341         $  3,138
Adjustments to reconcile net income to net cash
  provided by operating activities:

   Provision for credit losses                                        236              165              135
   Depreciation and amortization                                      396              347              420
   Deferred income tax (benefit)                                      (30)              58              (86)
   Gains on sales of securities available for sale                    (20)              (1)             (12)
   Stock dividends received                                           (48)             (40)             (40)
   (Increase) decrease in interest receivable                        (186)             (53)             239
   Increase in interest payable                                        27               16                4
   Other                                                              467           (1,474)             (57)
NET CASH PROVIDED BY OPERATING ACTIVITIES                           4,682            2,359            3,741
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from maturities of securities available for sale           7,000           21,000            9,000
Proceeds from sales of securities available for sale               11,521            2,000            6,053
Proceeds from maturities of securities held to maturity             5,444            6,205           10,435
Purchases of securities available for sale                        (32,868)         (24,337)         (21,391)
Purchases of securities held to maturity                           (5,182)            (449)            (201)
Net (increase) decrease in interest bearing deposits
  in banks                                                         (8,107)           1,081          (15,272)
Net (increase) decrease in federal funds sold                       2,800           (2,800)              --
Increase in loans made to customers,
  net of principal collections                                    (10,623)          (5,755)         (14,536)
Purchases of premises and equipment                                (1,041)             (46)             (54)
Other                                                                 236           (2,999)          (3,951)
NET CASH USED IN INVESTING ACTIVITIES                             (30,820)          (6,100)         (29,917)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in demand, savings and
  interest-bearing demand deposits                                 16,795           (4,182)          21,705
Net increase in time deposits                                       9,740            4,047            1,436
Net increase (decrease) in short-term borrowings                     (256)           5,279            3,134
Net increase in long-term borrowings                                4,211               --               --
Cash dividends paid                                                  (849)            (778)            (622)
Other                                                                  --              227              355
Net cash provided by financing activities                          29,641            4,593           26,008
NET INCREASE (DECREASE) IN CASH AND DUE FROM BANKS                  3,503              852             (168)

CASH AND DUE FROM BANKS
   Beginning of year                                                9,268            8,416            8,584
   END OF YEAR                                                   $ 12,771         $  9,268         $  8,416
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Interest paid                                                    $  5,890         $  5,270         $  5,030
Income taxes paid                                                   2,351            2,195            1,792
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING
 AND FINANCING ACTIVITIES

Fair value adjustment of assets available for sale,
  net of tax                                                     $    183         $     34         $     19
Stock dividend                                                         --            1,648               --
Dividend reinvestment                                                 552              528              457



See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Citizens Bancorp and Subsidiary, December 31, 1998 and 1997.


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Citizens Bancorp (the Company) and its wholly owned subsidiary, Citizens Bank (the Bank). All significant inter-company transactions and balances have been eliminated.

NATURE OF OPERATIONS. The Company is a holding company which operates primarily through its major subsidiary, the Bank. The Bank operates seven branches in Western Oregon in Benton, Lane and Linn Counties. The Bank's primary source of revenue is providing loans with a focus on small to medium size businesses.

CONSOLIDATED FINANCIAL STATEMENT PRESENTATION. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and practices within the banking industry. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities, as of the date of the balance sheet, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

   Certain prior year amounts have been reclassified to conform to the 1998 presentation. All dollar amounts, except per share information, are stated in thousands.

SECURITIES AVAILABLE FOR SALE. Securities available for sale consist of debt securities, which may be sold to implement the Company's asset/liability management strategies and in response to changes in interest rates and similar factors, and certain restricted equity securities. Securities available for sale are reported at fair value. Unrealized gains and losses, net of the related deferred tax effect, are reported as a net amount in accumulated other comprehensive income, which is a separate component of shareholders' equity. Realized gains and losses on securities available for sale, determined using the specific identification method, are included in earnings. Amortization of premiums and accretion of discounts are recognized in interest income over the period to maturity.

SECURITIES HELD TO MATURITY. Debt securities for which the Company has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts, which are recognized in interest income over the period to maturity.

LOANS. Loans are stated at the amount of unpaid principal, reduced by deferred loan fees and an allowance for credit losses. Interest on loans is accrued daily based on the principal amount outstanding.

   Generally the accrual of interest on loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when they are past due 90 days as to either principal or interest. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectibility of principal is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal balance.

   Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized as an adjustment of the yield of the related loan.

ALLOWANCE FOR CREDIT LOSSES. The allowance for credit losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. The allowance is increased by provisions charged to operations and reduced by loans charged off, net of recoveries. The allowance is based on management's periodic evaluation of potential losses in the loan portfolio after consideration of historical loss experience, adverse situations that may affect the borrowers' ability to repay, the estimated value of any underlying collateral, economic conditions, the results of examination of individual loans, the evaluation of the overall portfolio by senior credit personnel and federal and state regulatory agencies, and other risks inherent in the portfolio. This evaluation requires the use of current estimates, which may vary from the ultimate collectibility experienced in the future. The estimates used are reviewed periodically; as adjustments become necessary, they are charged to operations in the period in which they become known.

When management determines it is possible that a borrower will be unable to repay all amounts due

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Citizens Bancorp and Subsidiary, December 31, 1998 and 1997.



according to the terms of the loan agreement, including scheduled interest payments, the loan is considered impaired. The amount of impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate or, when the primary source of repayment is provided by real estate collateral, at the fair value of the collateral less estimated selling costs. The amount of impairment and any subsequent charges are recorded through the provision for credit losses as an adjustment to the allowance for credit losses.

PREMISES AND EQUIPMENT. Premises and equipment are stated at cost less accumulated depreciation, which is computed on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvement, whichever is less. Gains or losses on dispositions are reflected in earnings.

FORECLOSED REAL ESTATE. Real estate properties acquired through, or in lieu of, foreclosure are to be sold and are initially recorded at fair value of the properties less estimated costs of disposal. Any write-down to fair value at the time of transfer to foreclosed real estate is charged to the allowance for credit losses. Properties are evaluated regularly to ensure that the recorded amounts are supported by their current fair values, and that valuation allowances to reduce the carrying amounts to fair value less estimated costs to dispose are recorded as necessary. Additions to or reductions from valuation allowances are recorded in income.

INCOME TAXES. Deferred tax assets and liabilities result from differences between the financial statement carrying amounts and the tax bases of assets and liabilities, and are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. The deferred tax provision represents the difference between the net deferred tax asset/liability at the beginning and end of the year. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

CASH EQUIVALENTS. The Company considers all amounts included in the balance sheet caption "Cash and due from banks" to be cash equivalents.

FAIR VALUES OF FINANCIAL INSTRUMENTS. The following methods and assumptions were used by the Company in estimating the fair values of financial instruments disclosed in these financial statements:

    CASH AND SHORT-TERM INSTRUMENTS
    The carrying amounts of cash and short-term instruments approximate their fair value.

    SECURITIES AVAILABLE FOR SALE AND HELD TO MATURITY
    Fair values for securities, excluding restricted equity securities, are based on quoted market prices. The carrying values of restricted equity securities approximate fair values.

    LOANS
    For variable rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for fixed rate loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

    DEPOSIT LIABILITIES
    The fair values disclosed for demand deposits are, by definition, equal to the amounts payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable rate, fixed term money market accounts and certificates of deposit approximate their fair values at the reporting date. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flow calculation based on interest rates currently being offered on similar certificates.

    SHORT-TERM AND LONG-TERM BORROWINGS
    The carrying amounts of repurchase agreements and other borrowings maturing within 90 days approximate their fair values. Fair values of other borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Citizens Bancorp and Subsidiary, December 31, 1998 and 1997.


EARNINGS PER SHARE. Basic earnings per share exclude dilution and are computed by dividing net income by the weighted average number of common shares outstanding.

COMPREHENSIVE INCOME. Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (SFAS No. 130), which was effective for years beginning after December 15, 1997. SFAS No. 130 requires that an entity report and display comprehensive income in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. With regard to the Company, comprehensive income includes net income reported on the consolidated statements of income, and changes in fair value of its securities available for sale, reported as a component of shareholders' equity. There was no effect on previously reported net income as a result of this reporting change.

RECENT ACCOUNTING PRONOUNCEMENTS. In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in its balance sheet and measure those instruments at fair value. Under this statement, an entity that elects to apply hedge accounting is required to establish at the inception of the hedge the method it will use for assessing the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. Those methods must be consistent with the entity's approach to managing risk. This statement is effective for all fiscal years beginning after June 15, 1999. The Company had no derivatives as of December 31, 1998, nor does the Company engage in any hedging activities. The Company does not anticipate that the adoption of SFAS No. 133 will have a material effect on its financial position or results of operations.

NOTE 2. RESTRICTED ASSETS

Federal Reserve Board regulations require that the Bank maintain certain minimum reserve balances on deposit with the Federal Reserve Bank. The amounts of such balances for the years ended December 31, 1998 and 1997 were approximately $1,733 and $2,023, respectively.

NOTE 3. DEBT AND RESTRICTED EQUITY SECURITIES Debt and restricted equity securities have been classified according to management's intent. The carrying amount of securities and their approximate fair values were as follows:


                                                         Gross         Gross
                                      Amortized     Unrealized     Unrealized            Fair
                                           Cost          Gains         Losses          Values
SECURITIES AVAILABLE FOR SALE
December 31, 1998

  U.S. Government and agency
    securities                          $49,816        $   394           ($12)        $50,198
  Restricted equity securities              657             --             --             657
  Total                                 $50,473        $   394           ($12)        $50,855

December 31, 1997
  U.S. Government and agency
    securities                          $35,554        $    97            ($6)        $35,645
  Restricted equity securities              613             --             --             613
  Total                                 $36,167        $    97            ($6)        $36,258

SECURITIES HELD TO MATURITY
December 31, 1998
  U.S. Government and agency
    securities                          $ 2,014        $    22             --         $ 2,036
  State and municipal securities          7,719            119            (17)          7,821
  Total                                 $ 9,733        $   141           ($17)        $ 9,857

December 31, 1997
  U.S. Government and agency
    securities                          $ 6,000        $    36             --         $ 6,036
  State and municipal securities          3,983             78             --           4,061
  Total                                 $ 9,983        $   114             --         $10,097


The scheduled maturities of debt securities held to maturity and available for sale at December 31, 1998 are as follows:


                                           Held to Maturity            Available for Sale
                                           ----------------            ------------------
                                     Amortized           Fair      Amortized           Fair
                                          Cost          Value           Cost          Value
Due in one year or less                $ 2,605        $ 2,636        $21,065        $21,160
Due from one year to five years          2,355          2,408         28,751         29,038
Due from five to ten years               3,724          3,761             --             --
Due after ten years                      1,049          1,052             --             --
  Total                                $ 9,733        $ 9,857        $49,816        $50,198

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Citizens Bancorp and Subsidiary, December 31, 1998 and 1997.



Securities carried at approximately $26,271 at Decem- ber 31, 1998 and $28,738 at December 31, 1997 were pledged to secure public deposits and for other purposes required or permitted by law.

    Gross realized gains on sales of securities available for sale were $20, $1 and $15 for the years ended December 31, 1998, 1997 and 1996, respectively.

    Gross realized losses on sales of securities available for sale were $3 in 1996; no realized losses occurred in 1997 or 1998.

NOTE 4. LOANS

Loans at December 31 consist of the following:


                                           1998            1997
Agriculture                            $ 12,402        $ 10,992
Commercial                               26,234          23,507
Real estate:

  Construction                            7,900           5,459
  1-4 family                             31,390          35,659
  Other                                  50,421          41,108
Consumer                                  4,393           5,423
                                        132,740         122,148
Less unearned income and
 deferred loan origination fees             614             678
  Total loans                          $132,126        $121,470


Changes in the allowance for credit losses for the years ended December 31 are as follows:

                                          1998            1997            1996
Balance at beginning of year           $ 1,201         $ 1,038         $   896
Provision for credit losses                236             165             135

Charge-offs                                (32)             (2)             (8)
Recoveries                                  14              --              15
   Net (charge-offs) recoveries            (18)             (2)              7
   Balance at end of year              $ 1,419         $ 1,201         $ 1,038

The recorded investment in impaired loans, which were all on nonaccrual status, was $173 at December 31, 1998. There were no impaired loans at December 31, 1997. No allocation of the allowance for credit losses was considered necessary for impaired loans. The average recorded investment in impaired loans during the years ended December 31, 1998 and 1997 was $17 and $66, respectively. Interest income recognized on impaired loans, which was collected in cash, totaled $13 in 1997. No interest income was recognized on impaired loans in 1998.

    At December 31, 1998, there were no commitments to lend additional funds to borrowers whose loans have been modified. Loans 90 days and over past due still accruing interest were $447 and $438 at December 31, 1998 and 1997, respectively.

   Certain related parties of the Company, principally Company directors, their associates and key officers, were loan customers of the Bank in the ordinary course of business during 1998 and 1997. Total loans outstanding at December 31, 1998 and 1997 to key officers and directors were $2,004 and $2,237, respectively. During 1998, advances totaled $824, and repayments totaled $1,057 on these loans.

NOTE 5. PREMISES AND EQUIPMENT

The components of premises and equipment at December 31 are as follows:

                                        1998          1997
Land and buildings                    $4,058        $3,935
Furniture and equipment                2,135         2,100
Construction in progress                 700            34
                                       6,893         6,069
Less accumulated depreciation
  and amortization                     3,458         3,313

  Total premises and equipment        $3,435        $2,756

At December 31, 1998, the Company was in the process of constructing a new West Albany branch. Costs incurred as of December 31, 1998 for branch construction, furniture and equipment were $650, with total costs estimated at $950. The branch opened in February 1999. Subsequent to December 31, 1998, the Company also purchased land in McMinnville for a future branch facility at a cost of $593. The Company plans to open a temporary facility in McMinnville in late spring 1999, with a permanent facility opening by year end 1999. The Company has entered into no contracts for the McMinnville facilities.

   The Bank leases premises under operating leases. Rental expense for leased premises was $111, $99 and $96 for 1998, 1997 and 1996, respectively, which is included in occupancy expense.

   Minimum net rental commitments under noncancellable leases having an original or remaining term of more than one year are as follows at December 31, 1998:

  1999                                          $118
  2000                                           118
  2001                                           118
  2002                                           118
  2003                                            98
  Thereafter                                   1,489
  Total minimum payments required             $2,059

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Citizens Bancorp and Subsidiary, December 31, 1998 and 1997.



Certain leases contain renewal options from five to ten years and escalation clauses based on increases in property taxes and other costs.

NOTE 6. DEPOSITS

The aggregate amount of certificates of deposit with balances in excess of one hundred thousand dollars was approximately $20,967 and $14,300 at December 31, 1998 and 1997, respectively.

At December 31, 1998, the scheduled maturities of certificates of deposit are as follows:


              1999                                                  $50,146
              2000                                                    8,630
              2001                                                    4,189
              2002                                                    1,514
              2003                                                      716

                                                                    $65,195


NOTE 7. SHORT-TERM BORROWINGS

Securities sold under agreements to repurchase, and treasury tax and loan deposits represent short-term borrowings with maturities which do not exceed 120 days. The following is a summary of such short-term borrowings for the years ended December 31:


                                                         1998            1997
SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

  Average balance during the year                     $14,225         $11,361
  Average interest rate during the year                  3.69%           3.96%
  Maximum month-end balance during the year            16,299          14,086
  Balance at December 31                               16,299          14,086

TREASURY TAX AND LOAN DEPOSITS

  Average balance during the year                     $ 1,116         $ 1,349
  Average interest rate during the year                  4.76%           4.60%
  Maximum month-end balance during the year             2,580           2,814
  Balance at December 31                                  345           2,814

NOTE 8. LONG-TERM BORROWINGS

The Bank has agreements with commercial banks for lines of credit totaling $13,000, none of which was used at December 31, 1998 and 1997. The Bank also has a line of credit with the Federal Home Loan Bank (FHLB) totaling 15% of assets, $4,211 of which was used at December 31, 1998, which represents the Bank's outstanding long-term borrowings. The FHLB advances bear interest at rates ranging from 6.06% to 6.24%, and mature in June 2010, April 2013 and May 2013. Future minimum payment obligations are as follows:


                 1999                                     $309
                 2000                                      309
                 2001                                      309
                 2002                                      309
                 2003                                      309
                 Thereafter                              2,666

NOTE 9. EMPLOYEE BENEFITS

The Bank has a 401(a) profit sharing plan covering substantially all employees who have completed one year or more of service. Contributions to the 401(a) profit sharing plan consist of employer contributions (up to a maximum of 15% of employee salaries), which are at the discretion of the Board of Directors. Total contributions by the Bank to this plan in 1998, 1997 and 1996 were $339, $281 and $252, respectively.

NOTE 10. INCOME TAXES

Income taxes are comprised of the following for the years ended December 31:

                                1998            1997           1996
Current:
   Federal                   $ 1,657         $ 1,752        $ 1,415
   State                         400             213            331
Deferred (benefit)               (30)             58            (86)

   Total income taxes        $ 2,027         $ 2,023        $ 1,660


The following is a reconciliation between the statutory and the effective federal income tax rates for the years ended December 31:


                                        1998                        1997                       1996
                                               Percent                    Percent                     Percent
                                               of Pre-tax                 of Pre-tax                  of Pre-tax
                                Amount         Income       Amount        Income        Amount        Income
Income tax at
 statutory rates               $ 1,995          34.0%      $ 1,823          34.0%      $ 1,631          34.0%
Increase (decrease)
 resulting from:
  Tax-exempt income                (74)         (1.3)          (59)         (1.0)          (90)         (1.8)
  State income taxes,
   net of federal income
   tax effects                     264           4.5           140           2.5           218           4.5

  Other                           (158)         (2.7)          119           2.2           (99)         (2.1)

Total income tax expense       $ 2,027          34.5%      $ 2,023          37.7%      $ 1,660          34.6%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Citizens Bancorp and Subsidiary, December 31, 1998 and 1997.



The tax effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities at December 31 are:


                                        1998         1997         1996
DEFERRED TAX ASSETS

  Allowance for credit losses          $ 494        $ 414        $ 525
  Other                                   51           51           --
  Total deferred tax assets              545          465          525

DEFERRED TAX LIABILITIES

  Accumulated depreciation               (31)         (32)         (54)
  Other                                  (70)         (19)         (54)
  Unrealized gain on securities
    available for sale                  (137)         (29)         (13)
  Total deferred tax liabilities        (238)         (80)        (121)

  Net deferred tax assets              $ 307        $ 385        $ 404


NOTE 11. COMMITMENTS AND CONTINGENCIES

The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

   The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and stand-by letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the Bank's commitments at December 31 is as follows:

                                               1998           1997
Commitments to extend credit:
  Real estate secured                       $ 1,575        $ 2,204
  Other                                      17,468         16,512

  Total commitments to extend credit        $19,043        $18,716

Standby letters of credit                   $ 2,366        $ 2,165

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank's experience has been that approximately 70% of loan commitments are drawn upon by customers. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

   Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above, and is required in instances where the Bank deems necessary.

   Because of the nature of its activities, the Company is subject to various pending and threatened legal actions which arise in the ordinary course of business. In the opinion of management, liabilities arising from these claims, if any, will not have a material effect on the financial position of the Company.

NOTE 12. CASH DIVIDEND REINVESTMENT PLAN

The Bank established a cash dividend reinvestment plan in 1990 and the Company adopted a revised plan on July 15, 1997. The revised reinvestment plan allows for 50% or 100% of the cash dividends to be reinvested based upon shareholder election; 750,000 shares are authorized for dividend reinvestment of which 23,247 shares have been issued. The plan allows shareholders who elect to reinvest their cash dividends to receive shares of additional stock.

NOTE 13. STOCK SPLITS AND STOCK DIVIDENDS

In 1998, the Board of Directors declared a two-for-one stock split, and 1,945,569 shares were issued. In 1997, the Board of Directors declared a 5% stock dividend, and 91,539 shares were issued. In 1996, the Board of Directors declared a two-for-one stock split, and 899, 199 shares were issued.

   Per share information for the current and prior periods has been adjusted to reflect the effect of the stock dividends and stock splits. Management considers the amounts transferred from retained earnings to common stock and surplus to be in accordance with

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Citizens Bancorp and Subsidiary, December 31, 1998 and 1997.



Bank regulatory requirements reflecting for an appropriate capitalization on a cumulative basis of the market value of the shares.

NOTE 14. REGULATORY MATTERS

The Company and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines on the regulatory framework for prompt corrective action, the Bank must meet specific capital adequacy guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (as defined in the regulations) to total average assets (as defined), and minimum ratios of Tier 1 and total capital (as defined) to risk-weighted assets (as defined). Under the regulatory framework for prompt corrective action, the Bank must maintain minimum Tier 1 leverage, Tier 1 riskbased, and total risk-based ratios as set forth in the table. Management believes, as of December 31, 1998, that the Company and the Bank meet all capital requirements to which they are subject.

   As of December 31, 1998, the most recent notification from the Bank's regulator categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

   The Company's and the Bank's actual capital amounts and ratios are also presented in the table:


                                                                                            To Be Well
                                                                                           Capitalized
                                                                                          Under Prompt
                                                                  Capital                   Corrective
                                                                 Adequacy                       Action
                                    Actual                       Purposes                   Provisions
                                    Amount         Ratio           Amount         Ratio          Amount          Ratio
December 31, 1998
TIER 1 CAPITAL
(to average assets):
  Consolidated                     $22,029          9.79%         $ 9,012          4.00%            N/A           N/A
  Bank                              21,937          9.74            9,003          4.00         $11,264          5.00%
TIER 1 CAPITAL
(to risk-weighted assets):
  Consolidated                      22,029         15.53            5,673          4.00             N/A           N/A
  Bank                              21,937         15.52            5,654          4.00           8,480          6.00
TOTAL CAPITAL
(to risk-weighted assets):
  Consolidated                      23,448         16.53           11,346          8.00             N/A           N/A
  Bank                              23,356         16.52           11,307          8.00          14,134         10.00

December 31, 1997
TIER 1 CAPITAL
(to average assets):
  Consolidated                     $18,984          9.67%         $ 7,855          4.00%            N/A           N/A
  Bank                              18,919          9.62            7,869          4.00         $ 9,836          5.00%
TIER 1 CAPITAL
(to risk-weighted assets):
  Consolidated                      18,984         15.60            4,868          4.00             N/A           N/A
  Bank                              18,919         15.67            4,831          4.00           7,246          6.00
TOTAL CAPITAL
(to risk-weighted assets):
  Consolidated                      20,185         16.59            9,735          8.00             N/A           N/A
  Bank                              20,120         16.66            9,662          8.00          12,077         10.00

Restrictions on Retained Earnings
At December 31, 1998, there were no restrictions on retained earnings regarding payment of dividends.

NOTE 15. CONDENSED FINANCIAL INFORMATION PARENT COMPANY ONLY

Condensed Balance Sheets -- December 31

                                                       1998            1997
ASSETS
  Cash                                              $ 1,401         $ 1,326
  Investment in subsidiary                           22,493          19,346
  Other                                                  92              46
  Total assets                                      $23,986         $20,718

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES
  Dividends payable                                 $ 1,401         $ 1,307

SHAREHOLDERS' EQUITY
  Common stock                                       16,069          15,517
  Retained earnings                                   6,271           3,832
  Accumulated other comprehensive income                245              62
  Total shareholders' equity                         22,585          19,411

  Total liabilities and shareholders' equity        $23,986         $20,718

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Citizens Bancorp and Subsidiary, December 31, 1998 and 1997.



Condensed Statements of Income -- Years Ended December 31

                                                     1998            1997            1996
INCOME
  Dividend income from subsidiary                 $ 1,520         $   100              --

EXPENSES
  Amortization and other expense                      142              59               9
  Interest expense                                     --               1              --
  Income (loss) before income tax benefit           1,378              40              (9)

INCOME TAX BENEFIT                                     51              24               4

  Income (loss) before equity in
  undistributed income of subsidiary                1,429              64              (5)

EQUITYIN UNDISTRIBUTED INCOME
OF SUBSIDIARY                                       2,411           3,277           3,143
  Net income                                      $ 3,840         $ 3,341         $ 3,138



Condensed Statements of Cash Flows -- Years Ended December 31

                                                         1998             1997             1996
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                          $ 3,840          $ 3,341          $ 3,138
  Adjustments to reconcile net income to
   net cash provided by operating activities:
     Amortization                                           5                3               --
     Equity in undistributed income
     of subsidiary                                     (2,411)          (3,277)          (3,143)
     Increase in dividends payable                         94            1,307               --
     Other                                               (604)             (34)               6
Net cash provided by operating activities                 924            1,340                1

CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of software                                     --              (15)              --

CASH FLOWS FROM FINANCING ACTIVITIES
  Cash dividends paid                                    (849)              --               --
  Net increase in cash                                     75            1,325                1

CASH
  Beginning of year                                     1,326                1               --

End of year                                           $ 1,401          $ 1,326          $     1


NOTE 16. FAIR VALUES OF FINANCIAL INSTRUMENTS
The estimated fair values of the Company's financial instruments at December 31 were as follows:

                                                1998                               1997
                                    Carrying               Fair         Carrying             Fair
                                       Amount             Value           Amount            Value
FINANCIAL ASSETS
Cash and due from banks,
  interest bearing deposits
  with banks, and federal
  funds sold                          $ 36,177         $ 36,177         $ 27,367         $ 27,367
Securities available for sale           50,855           50,855           36,258           36,258
Securities held to maturity              9,733            9,857            9,983           10,097
Loans receivable, net                  130,707          130,668          120,269          120,237

FINANCIAL LIABILITIES
Deposits                              $188,234         $188,523         $161,700         $161,654
Short-term borrowings                   16,644           16,644           16,900           16,900
Long-term borrowings                     4,211            4,211               --               --



NOTE 17. COMPREHENSIVE INCOME
Net unrealized gain are as follows:

                                       Before-Tax      Tax       Net-of-Tax
                                         Amount      Expense       Amount
1998
Unrealized holding gain arising
  during the year                          $311         $115         $196
Less reclassification adjustments
   for gain realized in net income           20            7           13

  Net unrealized gain                      $291         $108         $183

1997
Unrealized holding gain arising
  during the year                          $ 51         $ 16         $ 35
Less reclassification adjustments
  for gain realized in net income             1           --            1

  Net unrealized gain                      $ 50         $ 16         $ 34

1996
Unrealized holding gain arising
  during the year                          $ 39         $ 12         $ 27
Less reclassification adjustments
  for gain realized in net income            12            4            8

  Net unrealized gain                      $ 27         $  8         $ 19

NOTE 18. YEAR 2000 ISSUES

As the year 2000 approaches, business issues are emerging regarding how existing software programs and operating systems can accommodate the date value. The problem, as it is commonly defined, arose out of a shortage of disk space in the early 1960's and 1970's. Instead of storing dates as four digits (1900), they were stored as two digits (00). However, when the clock rolls over to 2000, many systems will think "00" is 1900 rather than 2000. Hardware and/or software that run on a time schedule or involve calculations based on dates can be seriously affected. Without correction, the expanded date formats of the new millennium will cause many operating systems to produce incorrect data or cause them to fail completely.

The Company has been actively working for well over one and one-half years toward ensuring that its systems and people will be ready to serve its customers in the new century and beyond. The Company has closely followed the Federal Financial Institutions Examination Council's recommended approach of: 1) awareness, 2) assessment, 3) renovation, 4) validation, and 5) implementation. Currently, the Company has completed the assessment, renovation and testing of the bulk of the Company's hardware and software. The Company has also contacted all of its service suppliers

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Citizens Bancorp and Subsidiary, December 31, 1998 and 1997.



to obtain some assurance of their year 2000 readiness status. The Company will spend the balance of 1999 validating its testing results, planning for any remaining contingencies, and ensuring its customers awareness of the Company's year 2000 readiness status.

   The costs incurred to date on year 2000 compliance issues have not been material. While it is impossible to estimate the potential impact on the Company's business after January 1, 2000, management presently believes that the costs the Company will incur prior to that date relating to its activities necessary to ensure year 2000 readiness, will not have a significant effect on its financial position or results of operations.



Board of Directors
Citizens Bancorp
Corvallis, Oregon

    We have audited the accompanying consolidated balance sheet of Citizens Bancorp and Subsidiary as of December 31, 1998, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Citizens Bancorp and Subsidiary for the years ended December 31, 1997 and 1996 were audited by other auditors whose report, dated February 27, 1998, expressed an unqualified opinion on those consolidated statements.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Citizens Bancorp and Subsidiary as of December 31, 1998, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.


/s/ KNIGHT, VALE & GREGORY, INC. P.S.

Knight, Vale & Gregory, Inc. P.S.
January 15, 1999
Tacoma, Washington

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Citizens Bancorp and Subsidiary, December 31, 1998 and 1997.



The following selected financial data should be read in conjunction with the Company's consolidated financial statements and accompanying notes presented herein.

================================================================================

                                                                             % increase
                                                                             (decrease)
Year ended December 31,                          1998          1997          1997-1998         1996          1995             1994
(In thousands, except share data)

EARNINGS
Total interest income                      $   16,947     $   15,152            11.9%    $   13,704     $   12,732     $   10,928
Total interest expense                          5,917          5,286            11.9%         5,034          4,725          3,655
Net interest income                            11,030          9,866            11.8%         8,670          8,007          7,273

Provision for possible credit losses              236            165            43.0%           135            100             72

Net interest income after provision for
  possible credit losses                       10,794          9,701            11.3%         8,535          7,907          7,201

Total other operating income                    2,226          1,857            19.9%         1,569          1,503          1,311
Total other operating expense                   7,153          6,194            15.5%         5,306          5,212          5,132

Income before taxes                             5,867          5,364             9.4%         4,798          4,198          3,380
Income taxes                                    2,027          2,023              .2%         1,660          1,539          1,172
Net income                                 $    3,840     $    3,341            14.9%    $    3,138     $    2,659     $    2,208

PER COMMON SHARE (1)
Net income                                 $      .99     $      .87            13.8%    $      .83     $      .72     $      .61
Cash dividends                                    .36            .34             5.9%           .30            .30            .30
Book value                                       5.81           5.05            15.0%          4.45           3.36           3.38
Weighted average number of common
  shares outstanding                        3,889,607      3,844,642                      3,776,578      3,699,146      3,631,314

PERIOD END BALANCES
Total assets                               $  233,978     $  200,117            16.9%    $  191,887     $  162,907     $  155,600
Net loans                                     130,707        120,269             8.7%       114,648        100,715         89,396
Deposits                                      188,235        161,700            16.4%       161,834        138,694        134,924
Repurchase agreements                          16,299         14,086            15.7%        10,040          7,891          5,774
Shareholders' equity                           22,585         19,411            16.4%        16,805         14,269         12,274

PERFORMANCE RATIOS
Return on average assets                         1.83%          1.79%                          1.81%          1.66%          1.45%
Return on average equity                        17.64%         17.53%                         19.27%         19.05%         18.27%
Average assets to average equity                10.36%         10.21%                          9.42%          8.85%          7.99%



(1) Per share amounts and the average number of shares outstanding have been restated for, stock dividends of 10% in 1994 and 5% in 1997, a 2-for-1 stock split in 1998, a 2-for-1 stock split in 1996, and a 1 for 5 stock split in 1995.

DIVIDENDS AND MARKET PRICE
OF COMMON STOCK
Citizens Bancorp and Subsidiary.


Bancorp was formed in 1997 to serve as the holding company of Citizens Bank. The creation of Bancorp as the holding company of Citizens Bank became effective July 1, 1997. There were 774 shareholders of record holding Bancorp common stock as of December 31, 1998.

    The following sets forth, for the calendar years shown, the cash and stock dividends per share of common stock declared by Citizens Bancorp in 1998 and 1997, and by Citizens Bank for the preceding years.

                   Cash Dividend    Stock Dividend         Stock Split
 1992                    $.25             10%                    --
 1993                     .275            10%                    --
 1994                     .30             10%                    --
 1995                     .30              --          1 for 5 stock split
 1996                     .30              --          2 for 1 stock split
 1997                     .34              5%
 1998                     .36              --          2 for 1 stock split

Per share information for the current and prior periods have been adjusted to reflect the effect of the stock dividends and stock splits.

As was the case with the common stock of Citizens Bank, there is no established market for Bancorp's common stock, and the stock is not listed on and does not trade on any exchange or quotation system. There is no expectation that an established market will develop for Bancorp's common stock.

    As it did for its own stock prior to the creation of Bancorp, Citizens Bank will keep an informal record of persons expressing an interest in buying or selling Bancorp common stock and will introduce prospective buyers and sellers. Citizens Bank will also keep some informal records of prices paid and received for Bancorp common stock by certain persons, and will serve as the transfer agent for Bancorp common stock. Citizens Bank does not and will not recommend prices for Bancorp common stock.

   The following table sets forth certain transaction prices per share for shares of Citizens Bank and Bancorp common stock for the periods shown. This information is based solely on prices and information reported to Citizens Bank by those persons whose transactions have come to its attention. The reported prices do not represent all transactions in Bancorp and Citizens Bank stock, and Citizens Bank can give no assurances as to the accuracy of the reported prices or the completeness of this information.

                                  High                 Low
 1993                             $6.00                $4.50
 1994                             $7.25                $6.07
 1995                             $7.25                $5.63
 1996                            $15.00                $9.00
 1997                            $15.00                $9.00
 1998                            $15.00               $14.50

Per share information for the current and prior periods have been adjusted to reflect the effect of the stock dividends and stock splits.

The following table sets forth certain transaction prices per share for shares of Citizens Bank and Bancorp common stock for the quarterly periods shown. This information is subject to the qualifications set forth above.

                                              High             Low
First quarter 1997                           $10.88            $9.00
Second quarter 1997                          $11.50           $10.50
Third quarter 1997                           $11.75           $11.50
Fourth quarter 1997                          $15.00           $12.50

First quarter 1998                            $15.00           $11.50
Second quarter 1998                          $15.00           $14.50
Third quarter 1998                           $18.00           $17.25
Fourth quarter 1998                          $18.00           $16.25

MANAGEMENT'S DISCUSSION AND ANALYSIS
Citizens Bancorp and Subsidiary.



RESULTS OF OPERATIONS FOR YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996.

Earnings per share for the three years ended 1998, 1997, and 1996 were $.99, $.87 and $.83, respectively.

Net Income. For the three years ended December 31, 1998, Citizens Bancorp's (in year's 1998 and 1997) and Citizens Bank's (in year 1996) net income was $3.840 million, $3.341 million, and $3.138 million, respectively. 1998 net income increased $.499 million or 14.9% over 1997, which increased $.203 million or 6.5% over 1996. Bancorp's increased net income in 1998 is primarily due to increased income from loans, loan fees, and investment income. This increase was due to volume increases. Average yield on loans remained relatively constant over the year. Net income was assisted by an increase in earning assets to total assets and a decrease in the average yield paid on average interest-bearing liabilities. Average earning assets to average total assets for the years 1998, 1997 and 1996 are 93.6%, 93.2%, and 93.3%, respectively. Average yield on earning assets for the same periods was 8.8%, 8.9% and 8.7%, respectively.

    Bancorp's 1998 net income was negatively impacted by increased expenses in salary and benefits, costs associated with the planning of two new branches, and investment in a computer network (LAN/WAN). Management sees these expenditures as investments in increased productivity and capacity and should result in consistent year-to-year future earnings growth.

INTEREST INCOME. Interest income totaled $16.9 million for the year ended December 31, 1998, an 11.9% increase over the $15.1 million for 1997, which was 10.6% over the $13.7 million generated in 1996. This increase in income was due primarily to increased loan and investment volume.

INTEREST EXPENSE. Interest expense for the year ended December 31, 1998 was $5.9 million, an 11.9% increase over the $5.3 million expense for 1997, and a 5.0% increase over the $5.0 million expense in 1997. These increases are due to deposit volume increases.

NET INTEREST INCOME. Net interest income during the years 1998, 1997, and 1996 grew to $11.0 million from $9.9 million and $8.7 million, respectively. Additionally, for the same periods beginning with 1998, net interest margins were 5.8%, 5.9% and 5.6%, respectively. Changes in the net interest margins were primarily due to increased volumes and the changing interest rate environment.

NET INTEREST INCOME AFTER PROVISION FOR POSSIBLE CREDIT LOSSES. Net interest income after provision for possible credit losses was $10.8 million at December 31, 1998, $9.7 million at December 31, 1997, and $8.5 million at December 31, 1996. Total provision for possible credit loss expense for the three years ending December 31, 1998, was $236,000, $165,000, and $135,000 respectively.
Total provision expense was increased due to loan volume increases. Recoveries were $14,000, $0, and $15,000 in 1998, 1997, and 1996. Charge-offs of $32,000,
$2,000, and $8,000 were realized during the same periods. The Bank has a history of very low credit loss experience. Management believes the quality of the loan portfolio is outstanding due to strong internal controls, good loan policy standards, experienced loan officers, and the strong economy in Oregon. The reserve for possible credit losses to total loans for the years ended December 31, 1998, 1997, and 1996, respectively, were 1.07%, .99%, and .88%.

NON-INTEREST INCOME. Non-interest income (total other operating income) was $2.2 million for the year ended December 31, 1998, an 19.9% increase from $1.8 million for 1997, and an 18.4% increase from $1.6 million in 1996. These increases are due to increased service charges and customer fee income which is primarily a function of increased volumes of accounts. Very few rate increases have been made in service charges and fees during this period. During 1997 and 1998, the low and declining interest rate environment on term loans generated refinance activity and new home purchases, resulting in an increased volume of home loans made for sale into the secondary market. Gains on the sale of these loans represented a substantial portion of the increase the Bank experienced in other operating income.

NON-INTEREST EXPENSE. Non-interest expenses (other operating expenses) have increased during the last three years ending December 31, 1998 to $7.2 million from $6.2 million in 1997 and $5.3 million in 1996. A15.5% increase or a $1 million increase occurred from 1997 to 1998 and a 16.6% or a $.9 million increase occurred from 1996 to 1997. These increases in non-interest expense are in correlation and are a direct result of increased non-interest income. The specific areas of increase occurred in increased salaries and benefits, equipment, occupancy, professional fees, marketing, printing, office supplies, communications, and other expenses. At the end of 1998 the Bank had the staff for its new West Albany branch hired and trained for the early 1999 opening. The Bank had also hired a manager and

MANAGEMENT'S DISCUSSION AND ANALYSIS
Citizens Bancorp and Subsidiary.



assistant manager to plan the branch in McMinnville due to open early spring 1999. This added to the increase in salary and benefits expense. Overall increases are a result of the Bank's increased volume, and management's increased emphasis on business development, marketing, auditing, and human resource management.

    Opening new offices results in higher operating costs, which are not offset until a certain level of growth in loans and deposits is achieved. Initially, new branch offices will increase non-interest expenses, thus having an adverse effect on net income for Bancorp. At the end of 1998, Bancorp employed 111 full-time equivalent employees compared to 108 at year end 1997 and 99 at year end 1996. The Bank has been able to increase staff productivity through training, education, and improved hiring practices.

    Increases in non-interest expense is generally caused by higher operating levels associated with growth in business volume. Bancorps total assets at December 31, 1998, were 21.9% greater than total assets of the Bank at December 31, 1996.

INCOME TAXES. Income tax expense for 1998 was $2,027 or 34.5% of net income before taxes, 1997 was $2,023 or 37.7% of net income before taxes. In 1996 the tax provision was $1,660 or 34.6% of net income before taxes. Bancorp's tax rate of 34.6% is lower than in 1997 due to an increased percentage of Bancorp's income being generated by tax exempt items primarily in the Bank's investment portfolio.

ASSET-LIABILITY MANAGEMENT & INTEREST RATE SENSITIVITY. Bancorp's results of operations are largely dependent on its ability to manage net interest income. The principal purpose of asset-liability management is to manage the Bank's sources and uses of funds under various interest rate and economic conditions in order to stabilize net income and minimize risk.

    The Bank analyzes its interest rate risk by simulation modeling and by traditional interest rate gap analysis. The model analyzes the Bank's current position and anticipated future results based on assumptions and estimations that management deems reasonable, although actual results may vary substantially.

   The main component of asset-liability management is the management of the Bank's interest rate sensitivity and market risk. Interest-rate sensitivity is defined as the volatility in earnings resulting from changes in interest rates and/or the mismatch of repricing intervals between assets and liabilities. The Bank's management attempts to manage its assets and liabilities to maximize earnings growth by minimizing the effects of changing market rates, asset and liability mix and prepayment trends. This is a "balanced position" strategy which lessens the volatility in interest income. Management actively manages the relationship between its interest rate sensitive assets and interest rate sensitive liabilities.

    If assets and liabilities do not mature or reprice simultaneously, and in equal amounts, a gap is present and exposure to interest rate risk exists. An interest rate sensitivity gap occurs when there is a different amount of rate sensitive assets than rate sensitive liabilities scheduled to reprice over the same period of time. The gap is considered positive when rate sensitive assets exceed rate sensitive liabilities, and negative when rate sensitive liabilities exceed rate sensitive assets. During a period of rising interest rates, a negative gap would generally tend to adversely impact net interest income while a positive gap would generally tend to result in an increase in net interest income. During a period of declining interest rates, a negative gap would generally tend to result in increased net interest income, while a positive gap would generally tend to adversely affect net interest income.

    The following table sets forth the interest rate sensitivity of Bancorp's assets and liabilities over various contracted repricing periods and maturities as of December 31, 1998. Certain shortcomings are inherent in the traditional gap analysis presented in the table. For instance, although certain assets and liabilities may have similar repricing periods or maturities, historically they have been proven to react in different timings and degree to changes in market interest rates. Additionally, loan repayments and early withdrawals of certificates of deposits could cause the interest sensitivities to vary from those which appear in the table.

December 31, 1998 (in thousands)

                               0 - 3         3 - 6        6 - 12         1 - 5       Over 5
                              months        months        months         years        years          Total
INTEREST EARNING
ASSETS
 Interest Bearing
 Deposits                     23,406            --            --            --            --        23,406
 Loans                        38,015        14,060        12,684        44,325        23,483       132,567
 Investments                   3,007        10,163        10,595        31,393         4,773        59,931

TOTAL INTEREST
EARNING ASSETS               $64,428      $ 24,223      $ 23,279      $ 75,718      $ 28,256      $215,904


                                                         Continued on next page.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Citizens Bancorp and Subsidiary.



Continued from page 27

                             0 - 3           3 - 6         6 - 12          1 - 5        Over 5
                            months          months         months          years          years          Total
INTEREST BEARING
LIABILITIES

Interest-Bearing

 Demand                     32,600              --             --             --             --         32,600
 Savings                    48,415              --             --             --             --         48,415
 Time                       22,886          14,292         12,969         15,048             --         65,195
 REPO'S                     16,299              --             --             --             --         16,299
 Other-
  Borrowings                   345              --             --             --          4,211          4,556
TOTAL INTEREST

BEARING LIABILITIES

                         $ 120,545       $  14,292      $  12,969      $  15,048      $   4,211      $ 167,065
                         $ (56,117)      $   9,931      $  10,310      $  60,670      $  24,045      $  48,839


CUMULATIVE INTEREST RATE SENSITIVITY GAP
                          $(56,117)       $(46,186)      $(35,876)       $24,794        $48,839

CUMULATIVE GAP AS A PERCENT OF ASSETS
                             (23.9)%         (19.7)%        (15.3)%         10.6%          20.9%


    On a straight gap measurement of interest rate sensitivity the Bank is asset sensitive. Using the financial model with historical timings and degree of market rate change effecting the components of the balance sheet, the Bank is very slightly asset sensitive. The Bank will see little effect on equity in either a rising or declining interest rate environment based on the balance sheet as of December 31, 1998. Management strives to maintain a balanced interest sensitivity position.

    The Bank's sensitivity to gains or losses in future earnings due to hypothetical increases or decreases in the Fed Funds rate as measured by its financial model are as follows.

     Increase in      Net Interest     Decrease in         Net Interest
    Interest Rates   Margin Change   Interest Rates        Margin Change
        +1%         $109,000               -1%                $78,000
        +2%         $330,000               -2%               $200,000

   A 1% rate increase represents a .5% increase in the Bank's equity while a 1% rate decrease represents a .3% decrease in the Bank's equity. A 2% rate increase represents a 1.5% increase in the Bank's equity while a 2% rate decrease represents a .9% decrease in the Bank's equity.

LIQUIDITY AND SOURCES OF FUNDS. Bancorp's primary sources of funds for liquidity purposes are customer deposits, maturities of investment securities, sales of "available for sale" securities, loan repayments, advances on lines of credit from correspondent banks and from the Federal Home Loan Bank of Seattle, and the purchase of federal funds. Bancorp can anticipate the availability of funds from scheduled loan repayments, maturities of securities and from borrowed funds. Customer deposits and unscheduled payments of loans are influenced by the interest rate environment, the condition of the economy, competition and other factors.

    Deposits are Bancorp's primary source of new funds. At December 31, 1998, total deposits were $188.2 million, $161.7 million at December 31, 1997, and $161.8 million at December 31, 1996. The Bank also had REPO's (securities sold under agreements to repurchase) for the periods of December 31, 1998, 1997, and 1996 of $16.2 million, $14.1 million, and $10.0 million, respectfully. The overall cost of funds was as follows:

                          COST OF FUNDS
                1998          1997          1996
                3.87%        3.92%        3.95%

    Management anticipates that Bancorp will rely primarily on deposit growth, maturities of investment securities, sales of available for sale securities, and loan repayments to meet its liquidity needs. Borrowings can be used to provide liquidity for short-term needs, but it is the practice of Bancorp to attempt to fund long-term loans and investments with core deposits and earnings, not short-term borrowings. A limited amount of borrowings may be used on a long-term basis to fund lending activities and to match maturities or repricing intervals of assets.

CAPITAL RESOURCES. The Bank is subject to various capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators, that if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines that involve quantitative measures of the Bank's assets, and certain off-balance-sheet items as calculated under regulatory accounting practices, the Bank's capital classification is also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

    As of December 31, 1998, the most recent notification from the Bank's regulator categorized the Bank as well-capitalized under the applicable regulations. To be categorized as "well-capitalized," the Bank must maintain at least 10% total risk based capital, 6% Tier 1 risk based capital and 5% Tier 1 leverage capital. There are no conditions or events

MANAGEMENT'S DISCUSSION AND ANALYSIS
Citizens Bancorp and Subsidiary.



since that notification that management believes have changed the institution's category.

    Shareholders equity increased to $22.6 million at December 31, 1998 from $19.4 million in 1997 and $16.8 million in 1996. Bancorp's (Citizens Bank in
1996) shareholders average equity, as a percentage of average assets were 10.4% at December 31, 1998, 10.2% at December 31, 1997, and 9.4% at December 31, 1996.

   In a changing interest rate environment the value of the Bank's available for sale portfolio may be negatively impacted and therefore, may cause a reduction in reported shareholders equity. Equity grew at 16.4% over the period between December 31, 1997 and December 31, 1998, while assets grew by 16.9% over the same period.

   At December 31, 1998, the Bank had no material commitment for capital expenditures that would negatively impact Bancorp's capital position.

LENDING AND CREDIT MANAGEMENT. Interest on loans is the primary source of income for Bancorp. Net loans represented 55.9% of total assets as of December 31, 1998. The Bank works to serve the credit needs of the entire community, however its primary focus for lending is small-to-medium sized businesses, professionals, and individuals for commercial and real estate related financing needs. Substantially all of the Bank's loans are to customers located within the Bank's service areas.

    Although the risk of non-payment always exists, type and level of risk changes with different types of loans. In the Bank's loan portfolio, real estate is frequently used as collateral. The primary source of repayment is the income generated by a business or by an individual, but real estate as collateral provides an additional measure of security. There are risks associated with taking real estate as collateral. The risks are changing property values, changes in property tax laws, and changes in economic conditions.

    Loan risk is mitigated by lending to borrowers with proven credit histories and demonstrated ability to repay. The Bank manages risk in the loan portfolio by following loan policies and underwriting practices designed to result in minimal risk.

    Interest income on loans is accrued daily on the principal balance outstanding. Generally, no interest is accrued on loans deemed to be uncollectable, or when the principal or interest payment becomes 90 days past due. At December 31, 1998, the Bank had loans totaling $447,000 that were 90 days or more past due and still accruing interest because in management's judgement all of the principal and accrued interest was deemed collectable and not subject to loss.

PROVISION FOR POSSIBLE CREDIT LOSSES. The provision for credit losses charged to operating expense is based on the Bank's credit loss experience and certain other factors determined by management that deserve recognition in estimating credit losses. Management monitors the loan portfolio to ensure that the reserve for possible credit losses is adequate to cover outstanding loans.

    It is Bank policy that once each quarter, (in January, April, July, and October) Bank management makes recommendations to the Board regarding the adequacy of the Bank's credit loss reserves and the amount of the provision that should be charged against earnings for the next three months. The Board then makes a decision regarding these amounts and these decisions are communicated to the Banks' Lending Officers.

    When determining loan reserve amounts the Board is given information divided into the following categories.

   1. Specific. Specific reserves are for loans graded sub-standard or doubtful to cover the amount of exposure the Bank has calculated for each loan.

   2. General. For all loans graded higher than substandard or doubtful, the Bank uses estimates based on its previous experience for each category of loans.

   3. Special. From time to time special reserves will be established to facilitate a change in bank strategy. This happens only when the Bank intentionally embarks on a strategy that has more than a normal amount of credit risk associated with it. Special allocations are also made to cover suspected shortfalls in other real estate owned (OREO) or to establish a reserve for some other form of special asset.

   4. Unallocated. The Board may from time to time increase the credit loss reserve to an amount that is larger than is needed to meet specific, general, and special reserves requirements. The Board does this by adding unallocated reserves. The Board does this when it is uncomfortable with the amount of the calculated allocation, when it foresees an economic downturn, or it otherwise sees a need for additional reserves.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Citizens Bancorp and Subsidiary.



    Management also uses a loan grading system wherein officers grade each of their commercial loans at inception, annually thereafter when financial statements are received if the loan has an annual maturity, and at other times when there is an indication that a credit may have weakened or im proved. It is the responsibility of the loan review officer to ensure the integrity of the loan grading system.

    Loans graded substandard or doubtful, either by the Bank or by a regulator, receive special attention in the analy sis and specific reserve amounts are set aside for each loan based upon the total principal dollar amount of the loan. Specific reserves for doubtful and substandard loans are 50% and 25%, respectively. Estimated loss percentages are used for all other loans by type as follows: installment (consumer loans to individual) .57%, real estate mortgage loans .23%, and all other loans (general) .55%. These loss percentage factors establish the required reserve amount by multiplying the factor times the total of loans in each catego ry.

    As of December 31, 1998, the Bank held in its reserve for possible credit losses a total of $1.4 million.

    The total reserve for possible credit losses represents the Boards' opinion at December 31, of each year, as to an amount that would meet the Bank's needs in the event of an economic downturn or unforeseen event.

    It is the opinion of management that the total reserve for possible credit loss at December 31, 1998 was adequate to meet the policy portfolio requirements of the Bank. Total allowance represented 1.07% of total loans at that date.

    In May 1993, the Financial Accounting Standards Board (FASB) issued SFAS No. 114, "Accounting by Creditors for Impairment of a Loan" and in October 1996 issued SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition Disclosures, an amendment to SFAS No. 114." The Bank measures impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the loan's observable market price or the fair market value of the collateral if the loan is collateral dependent. The Bank excludes loans that are currently measured at fair value or at lower of cost or fair value, and certain large groups of smaller balance homogeneous loans that are collectively measured for impairment. At December 31, 1998 and 1997, the Bank had no materially impaired loans.

YEAR 2000 ISSUES. Citizens Bancorp first became aware of the Year 2000 (Y2K) problem through a combination of industry contacts and the Federal Financial Institutions Examination Council (FFIEC) statement "The Effect of Year 2000 on Computer Systems" issued in June 1996. The problem, as it is commonly defined, arose out of a shortage of disk space in the early 1960's and 1970's. Instead of storing dates as four digits (1997), they were shortened to two digits (97). However, when the clock rolls over to 2000, many systems will think "00" is 1900, rather than 2000. Hardware or software that runs on a time schedule or involves calculations based on dates can be seriously affected. Without correction, the expanded date formats of the new millennium will cause many operating systems to produce incorrect data or cause them to fail completely.

    At Citizens Bancorp we recognize this problem as one of more than just a technological/mechanical risk. We see the Y2K problem representing a regulatory and ongoing business operations challenge not only to our business but to those that we interact with as well.

    The Y2K challenge is a particular problem for financial institutions, since many financial transactions, such as interest accruals and payments, are date sensitive. It also may affect the operations of third parties with whom Citizens Bancorp does business, including Bancorp's vendors, suppliers, utility companies, and customers.

    Bancorp is committed to addressing these Y2K challenges in a prompt and responsible manner. Bancorp's year 2000 compliance plan ("Y2K Plan") follows the five- step approach outlined by the FFIEC of Awareness, Assessment, Renovation, Validation, and Implementation in mitigating this risk on all fronts. Bancorp has substantially completed the awareness and assessment phases, although appropriate follow-up activities are continuing to occur. Bancorp is currently involved in the testing phase of the Y2K Plan. Validation will take place after each piece of testing is completed and renovation will continue to be done on an "as needed" basis.

    Bancorp has assigned primary responsibility for the Y2K project to its Chief Operating Officer. Bancorp has also formed a Y2K committee, consisting of appropriate representatives from its critical operational areas. In addition, Bancorp provides periodic reports to its Board of Directors in order to assist them in overseeing Bancorp's Y2K readiness.

MANAGEMENT'S DISCUSSION AND ANALYSIS
Citizens Bancorp and Subsidiary.



    During the Assessment phase of our Y2K preparation, an individual analysis of each hardware, software and time sensitive environmental application used by Bancorp was completed. This assessment included a risk evaluation, which measured the criticality of the application, a rating of confidence of Bancorp to achieve a compliant status, and a determination of the level of control Bancorp has in effecting change in the compliance process. The designation "Mission Critical", meaning those systems that should they fail would have a significant adverse impact on Bancorp's operations and financial condition as well as those of its customers, and "Non Mission Critical", meaning those system which are less essential to functionality of Bancorp, were then assigned to each application.

    Bancorp has also requested documentation of compliance from the vendor of each application. In addition, a primary solution for on site compliance of each application as used was selected and a testing approach was established. An individual contingency plan was then written for each application should testing fail or functionality be effected after the date change.

    Well in advance of all federally mandated time frames, Bancorp has internally established and is currently on track with the following tables:


Mission Critical testing complete                                       12/31/98
Mission Critical process validation complete                             3/31/99
Mission Critical remediation as necessary complete                       3/31/99
Non-Mission Critical testing complete                                    3/31/99
Non-Mission Critical process validation complete                         6/30/99
Non-Mission Critical remediation as necessary complete                   6/30/99

    Bancorp has established a budget for extraordinary expenses related to Y2K of approximately $300,000. The budget includes an estimation of both real costs and lost opportunities relative to investments and loans. Approximately $37,000.00 of this amount has already been incurred.

    The potential risk involved with issues brought about by the advent of Y2K are extensive and could be serious in nature. The possible interruption of business operations for Bancorp, its customers, and vendors has the potential to impact financial condition, liquidity, and create a material loss of revenue. Based on Bancorp's extensive investment of resources, both human and financial, in preparing for the issues surrounding Y2K and the highly regulated nature of the business, management anticipates that Bancorp will be well prepared to avoid any significant detrimental effects. Since Bancorp has drawn specific contingency plans for each application it uses that could be impacted by Y2K, the worst case scenario is believed to stem from the potential of environmental Y2K failures, such as power or telecommunications, the preparation for which are generally out of Bancorp's control. Bancorp continues to monitor the progress of these entities toward Y2K compliance and by June of 1999 will more fully develop the contingency plans for environmental failure as more specifics of readiness for these vendors are available. Bancorp also anticipates the possible scenario of several borrowing customers experiencing short term Y2K cash flow problems and a pre-Y2K increase in cash demand by all customers. If Bancorp has borrowers that experience Y2K cash flow problems, they will be dealt with in the same routine manner by which normal cash flow interruptions experienced by borrowers are addressed. Any increase in cash demand will be funded by Bancorp's normal currency ordering procedures funded by deposits held at the Federal Reserve Bank and investments maturing in 1999. Bancorp has sufficient liquidity to cover anticipated withdrawals. In summary, Bancorp believes it will be Y2K ready by its internally established timelines which are well ahead of the actual century date change and will have sufficient contingency plans in place to maintain a satisfactory level of business operations.

FORWARD LOOKING STATEMENTS. Certain statements in this report may constitute forward-looking statements within the definition of the "safe-harbor" provisions of the Private Securities Reform Act of 1995. Such forward-looking statements are based on reasonable assumptions by Bancorp's management within its current knowledge of Bancorp's business and operations. These forward-looking statements are subject to significant uncertainties which could cause actual results to differ materially from those set forth in such statements. Forward-looking statements can be identified by words such as "believe," "estimate," "anticipate," "expect," "intend," "will," "may," "should," or other similar phrases or words. Readers are cautioned not to place undue reliance on forward-looking statements. Bancorp does not intend to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the report or to reflect the occurrence of unanticipated events other than in its periodic filings with the SEC.

CORPORATE INFORMATION

CITIZENS BANK
CITIZENS BANCORP
BOARD OF DIRECTORS

GENE N. THOMPSON
Chairman: Thompson Timber Company
Corvallis, Oregon

WILLIAM V. HUMPHREYS
President and CEO:
Citizens Bank, Corvallis, Oregon

SCOTT A. FEWEL
Law Office of Scott A. Fewel
Corvallis, Oregon

JOCK GIBSON
Lochmead Dairy & Dari Mart Stores
Junction City, Oregon

JAMES E. RICHARDS
Fisher Implement Company
Albany, Oregon

DUANE L. SORENSEN
Waste Control Systems, Inc.
Corvallis, Oregon

JOHN TRUAX
Truax Corporation
Corvallis, Oregon

ROSETTA C. VENELL
Venell Farms, Inc., Venell Pellets, Inc.,
Mid-Valley Agricultural Products, Inc.
Corvallis, Oregon

EMERITUS DIRECTORS
JAMES EICKELBERG
LARRY C. HUNTER

EXECUTIVE OFFICERS

WILLIAM V. HUMPHREYS
President and Chief Executive Officer

DANIEL E. WYBENGA
Executive Vice President
of Loan Administration

LARK E. WYSHAM
Senior Vice President
and Chief Financial Officer

WILLIAM F. HUBEL JR.
Senior Vice President
and Chief Operating Officer

SCOTT M. ZIMBRICK
Senior Vice President
and Branch Manager

BRANCHES

EAST ALBANY OFFICE
PO Box 249
2315 14(th)Avenue SE
Albany, OR 97321
(541) 967-1992
Steve Terjeson, Manager

WEST ALBANY OFFICE
PO Box 1007
2230 Pacific Blvd SE
Albany, OR 97321
(541) 812-6178
Loren Roth, Manager

MAIN OFFICE
PO Box 30
275 SWThird Street
Corvallis, OR 97339
(541) 752-5161
Scott Zimbrick, Manager

CIRCLE OFFICE
PO Box 30
978 NWCircle Blvd
Corvallis, OR 97339
(541) 752-5161
Doug Ingalls, Manager

UNIVERSITY OFFICE
PO Box 30
855 NWKings Blvd
Corvallis, OR 97339
(541) 752-5161
Scott Zimbrick, Manager

TRI-COUNTY OFFICE
PO Box 399
955 Ivy Street
Junction City, OR 97448
(541) 998-8734
Greg Duff, Manager

PHILOMATH OFFICE
PO Box 1629
1224 Main Street
Philomath, OR 97370
(541) 929-3228
Ron Yechout, Manager

APPLEGATE OFFICE
PO Box 129
88312 Territorial Road
Veneta, OR 97487
(541) 935-4141
Barbara J. Hodgson, Manager

MCMINNVILLE OFFICE
Tentative opening Spring of 1999
PO Box 647
411 NE Baker Street
McMinnville, OR 97128
(503) 550-6707
Todd Caster, Manager

DEPARTMENTS

ACCOUNT SERVICE CENTER
PO Box 30
275 SW Third Street
Corvallis, OR 97339
(541) 752-5161
Jub Leelaamornvichet, Manager

MORTGAGE DEPARTMENT
PO Box 30
275 SW Third Street
Corvallis, OR 97339
(541) 752-5161
Jan Cowan, Manager

LOAN SERVICE CENTER
PO Box 30
275 SW Third Street
Corvallis, OR 97339
(541) 752-5161 Samantha Vaughan, Supervisor

KEITH FINANCIAL SERVICES
Bill Keith, Financial Advisor
PO Box 1007
Albany, OR 97321 (541) 812-6147

TRANSFER AGENT
Shareholder Relations
Citizens Bank
PO Box 30
Corvallis, OR 97339
(541) 752-5161

CITIZENS BANCORP